May 13, 2009

Robert W. Errett

H. Christopher Owings

Assistant Director

United States

Securities And Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:

American Smooth Wave Ventures, Inc.

Registration Statement on Form S-1

File No. 333-152849

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Errett;

American Smooth Wave Ventures, Inc., hereby requests that its registration statement on Form S-1, File No. 333-152849 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on May 14, 2009, at 11am. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Irwin J. Kirz

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.